Corporate Headquarters
11 Raymond Avenue • Poughkeepsie, NY 12603
(845) 485-3338

July 31, 2013

Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Eric Envall

Re:	Gilman Ciocia, Inc. Preliminary Proxy Statement on Schedule 14A Filed July 18, 2013 File No. 000-22996

Ladies and Gentlemen:

The following response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) as set forth in its comment letter dated July 24, 2013 (the "Comment Letter") relates to the Preliminary Proxy Statement on Schedule 14A filed July 18, 2013 (the "Schedule 14A") by Gilman Ciocia, Inc. (“Gilman”). The answer set forth herein refers to the Staff’s comment by number, as set forth in the Comment Letter.

 General

1.
Please tell us what consideration you gave to disclosing the existence and substance of any agreements or understandings you have with the Securities and Exchange Commission regarding changes you may be required to make to your subsidiaries’ sales practices if the proposed merger is not consummated. To the extent that these agreements or understandings played a role in the merger negotiations, the merger consideration or your motivation to enter into the transaction, please provide disclosure of these agreements and understandings. To the extent you believe they were not material to the transaction, negotiations or motivation for entering the transaction, please provide us with an analysis supporting your conclusion that they were not material.

Response:

The existence and substance of any agreements or understandings with the Commission regarding changes Gilman may be required to make to its subsidiaries’ sales practices did not play a role in the negotiations with National Holdings Corporation ("National") and neither did this play a role in the determination of the merger consideration nor was it a significant factor in Gilman’s motivation to enter into the merger agreement. Also, note that there was no price adjustments built in to the merger agreement related to the matter. To the extent this subject arose, this was solely in the context of ordinary course disclosure to National as part of National’s due diligence review of Gilman. The reason for this is because Gilman believes, based on its discussions with the Commission, that even in the unlikely event that the merger is not consummated, it is not clear whether any remedial measures will need to be undertaken and to the extent Gilman is required to undertake remedial measures, Gilman has adequate resources to implement any such remedial measures. In addition, it is Gilman’s understanding that if the merger with National is consummated before the end of this year, then no remedial measures will need to be taken.

Accordingly, Gilman respectfully believes that disclosure of these matters specifically in relation to the proposed merger with National is not relevant to the decision making of a shareholder in connection with the actions proposed to be taken at Gilman’s shareholder meeting to approve the merger. In fact, Gilman respectfully believes that if this matter is highlighted in the disclosure, it could have the unforeseen consequence of unnecessarily and unfairly influencing a shareholder to vote in favor of the merger.
****

Gilman hereby acknowledges the following:

• Gilman is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• Gilman may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional comments or questions, please contact the undersigned at (845)485-3338 or Jay Kaplowitz of Sichenzia Ross Friedman Ference LLP at (212) 930 9700.

Sincerely, Michael Ryan Chief Executive Officer

cc:           Jay Kaplowitz